FOR IMMEDIATE RELEASE

   For:     Standard Motor Products, Inc.


   From:     Golin Harris Communications, Inc.
             Allan Jordan
             212/697-9191


             Standard Motor Products, Inc.
             Michael Bailey
             718/392-0200



                     Standard Motor Products Declares
          Dividend Distribution Of Preferred Share Purchase Rights


   NEW YORK, NY, JANUARY 19, 1996  - The Board of Directors of
   Standard Motor Products, Inc. (NYSE:SMP) declared a dividend of one Preferred Share Purchase Right on each outstanding Standard Motor common share.

   Lawrence I. Sills, President and Chief Operating Officer, said, "The Rights are designed to assure that all of Standard Motor Products shareholders receive fair and equal treatment in any proposed takeover of the Company and to guard against abusive tactics to gain control of the Company without paying all shareholders a premium for that control. The Rights are not being adopted in response to any specific takeover threat. They are in response to the general takeover environment, which has changed significantly in recent months."

   "The Rights will not prevent a legitimate takeover attempt. They are, however, intended to enable all Standard Motor Products shareholders to realize the long-term value of their investment in the Company, and should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. Protection of our existing shareholder interests is of particular importance now, because the Board strongly believes that Standard Motor Products enjoys a strong market position and significant growth opportunities, which will be pursued vigorously in the next several years."

   The Rights will be exercisable only if a person or group acquires, or announces a tender offer to acquire, 20 percent or more of Standard Motor Products common shares. Each Right will entitle shareholders to buy one one-thousandth of a share of new series of participating preferred stock at an exercise price of $80.00 for that one-thousandth of a share.

   If a person or group acquires 20 percent or more of Standard
   Motor Products outstanding common shares, each Right will entitle its holder to purchase, at the then current exercise price, a number of one one-thousandth of a share of the new series of participating preferred stock having a market value of twice that price. In addition, if Standard Motor Products is acquired in a merger or other business combination or if 50 percent or more of its consolidated assets or earning power is sold after an acquiring company has acquired 20 percent or more of the Company's common shares, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice the exercise price. The acquiring person will not be entitled to exercise these Rights.

   Following the acquisition of 20 percent or more of the Company's common shares and prior to acquisition of 50 percent or more of the common shares, the Board of Directors may exchange the Rights at an exchangeable ratio of one-thousandth of a share of the new series of participating preferred stock per Right. The acquiring person will not be entitled to receive any shares in this exchange.

   Prior to the acquisition of 20 percent or more of the Company's common shares, the Rights are redeemable for one-tenth of one cent per Right at the option of the Board of Directors.

   The Board of Directors also is authorized to change the 20 percent threshold for triggering the Rights, provided it does not drop below 20 percent.

   The dividend will be payable on March 1, 1996 to shareholders of record February 15, 1996, and is not taxable to shareholders.
   The Rights will expire on March 1, 2006.

   Standard Motor Products manufacturers and distributes automotive replacement parts.